                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)*

                           Northwest Illinois Bancorp, Inc.
                                   (Name of Issuer)

                       Common Stock, par value $5.00 per share
                            (Title of Class of Securities)

                                     667 512 107
                                    (CUSIP Number)


     Check the following box if a fee is being paid with this statement /  /.
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13G

     CUSIP No.  667 512 107
     ___________________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pioneer Financial Services, Inc.
     ___________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /

     ___________________________________________________________________________
     3    SEC USE ONLY

     ___________________________________________________________________________
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     ___________________________________________________________________________
                         5    SOLE VOTING POWER
       NUMBER OF
                              225,207
        SHARES           _______________________________________________________
                         6    SHARED VOTING POWER
     BENEFICIALLY
                              0
       OWNED BY          _______________________________________________________
                         7    SOLE DISPOSITIVE POWER
         EACH
                              225,207
       REPORTING         _______________________________________________________
                         8    SHARED DISPOSITIVE POWER
      PERSON WITH
                              0
     ___________________________________________________________________________
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          225,207
     ___________________________________________________________________________
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /


     ___________________________________________________________________________
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.36% as of 9/30/94
     ___________________________________________________________________________
     12   TYPE OF REPORTING PERSON*

          HC
     ___________________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1(a) Name of Issuer:

          Northwest Illinois Bancorp, Inc. ("NWIB")

     Item 1(b) Address of Issuer's Principal Executive Offices:

          50 West Douglas Street
          Freeport, Illinois  61032

     Item 2(a) Name of Person Filing:

          This statement is being filed by Pioneer Financial Services, Inc. ("PFS"), a Delaware corporation, on behalf of itself and Pioneer Life Insurance Company of Illinois, an Illinois corporation ("Pioneer Life"), which is a wholly-owned subsidiary of PFS.

     Item 2(b) Address of Principal Business Office of Pioneer Life and PFS

          1750 East Golf Road
          Schaumburg, Illinois  60173

     Item 2(c) Citizenship:

          PFS - Delaware
          Pioneer Life - Illinois

     Item 2(d) Title of Class of Securities:

          This statement is being filed with respect to the common stock, par value $5.00 per share, of NWIB ("NWIB Common Stock").

     Item 2(e) CUSIP Number:

          The CUSIP number of the NWIB Common Stock is 667 512 107.

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (g) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

     Item 4.   Ownership:

          (a)  Amount Beneficially Owned:

               The number of shares beneficially owned by PFS is 225,207.

          (b)  Percent of Class:

               The 225,207 shares beneficially owned by PFS constitutes approximately 8.36% of the outstanding shares of NWIB Common Stock.

          (c)  The number of shares as to which PFS has:

               (i)    sole power to vote or to direct the vote is 225,207;

               (ii)   shared power to vote or to direct the vote is -0-;

               (iii)  sole power to dispose or to direct the
                      disposition is 225,207;

               (iv) shared power to dispose or to direct the disposition is -0-.

     Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

     Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          See Exhibit 1 attached hereto.

     Item 8.   Identification and Classification of Member of the Group

          Not applicable.

     Item 9.   Notice of Dissolution of Group

          Not applicable.

     Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated February 10, 1995            PIONEER FINANCIAL SERVICES, INC.

                                        /s/ Peter W. Nauert
                                        ____________________________
                                        Chairman of the Board and
                                        Chief Executive Officer


     Attention:       Intentional misstatements or omissions of fact constitute
                      Federal criminal violations.  (See 18 U.S.C. 1001)